[Breyer & Associates PC Letterhead]

December 10, 2009

Via EDGAR and Messenger

Michael R. Clampitt, Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C.  20549

Re:          Riverview Bancorp, Inc. Registration Statement on Form S-1
File Number 333-162621

Dear Mr. Clampitt:

Pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, on behalf of our client Riverview Bancorp, Inc. (“Riverview”), we enclose herewith for filing Pre-Effective Amendment No. One (the “Amendment”) to Riverview’s Registration Statement on Form S-1 relating to Riverview’s proposed offering.

The Amendment responds to comments raised by the Staff of the Securities and Exchange Commission in its letter dated November 18, 2009 (the “Comment Letter”).  Riverview’s responses to the Staff’s comments are numbered to correspond to the numbered comments in the Comment Letter.

Registration Statement on Form S-1 filed October 22, 2009.
General

1.          Please revise to provide the information required by Item 505 of Regulation S-K or confirm to us that there will be no material disparity between the offering price of the common stock being registered and the market price of the outstanding shares of common stock.

Response:  Please be supplementally advised that the Registrant does not anticipate a material disparity between the offering price of the common stock being registered and the market price of the outstanding shares of common stock.

Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
December 10, 2009

2.   We note that you have not yet filed one exhibit.  Since we may have comments once this document is filed, please file the documents as soon as possible.

Response:  We have included in this Amendment, Exhibit 1.1, the form of underwriting agreement, which was not previously filed.  We also have revised Exhibit 5.1, which was previously filed, and which is included in this Amendment.

3.           Revise the filing to update for the disclosures included in the recently filed Form 10-Q for September 30, 2009.  In this regard, update the Selected Financial Data, Risk Factor narratives, Capitalization and other areas, as applicable.

Response:  The prospectus has been revised in response to this comment to include information through September 30, 2009.

4.           Please tell us why you have not incorporated by reference the Form 8-Ks and proxy filed subsequent to your Form 10-K for fiscal year ended March 31, 2009.

Response:  Page 37 of the Prospectus has been revised in response to this comment to incorporate the Form 8-Ks and proxy statement filed subsequent to the Form 10-K for the fiscal year ended March 31, 2009.

Prospectus Cover Page

5.           Please provide a brief description of the underwriting arrangements if any arrangements are made other than a firm commitment by the underwriters.

Response:  Please be supplementally advised that this is a firm commitment underwriting and there are no other underwriting arrangements.

Prospectus Summary, page 5

6.           Revise the “Disciplined Franchise Expansion” section to disclose whether or not there are any arrangements, agreements, and/or understandings to make any acquisitions or de novo branching operations.

Response:  Page 7 of the Prospectus has been revised in response to this comment to indicate that Riverview currently has no arrangements, agreements, and/or understandings to make any acquisitions or de novo branching operations.

Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
December 10, 2009

7.           Revise to disclose here or elsewhere in the Prospectus, the amount of shares to be purchased by insiders, officers and directors.  If none, add a risk factor.

Response:  Please be advised that any indication of interest to purchase common stock in this offering received from insiders, officers and directors is not deemed to be material and that no shares are directed for purchase by such insiders, officers and directors.  There is no risk to the business of the Registrant related to any amount they may purchase, which is an individual determination based on their personal facts and circumstances.  Accordingly, we respectively propose that no risk factor is necessary or appropriate.  In addition, we note that this group already owns an aggregate of $1.4 million shares of Riverview common stock which has been held by them for many years and is disclosed in the proxy statement that is incorporated by reference into the prospectus.

Risk Factors
We are required to comply with the terms… page 13

8.           Please revise to provide a more detailed summary of all of the material terms of the memoranda of understanding and the supervisory letter directive.  In this regard, include bullets for (a) through (f) of the disclosures on page 17 under “Recent Developments” in the September 30, 2009 Form 10-Q.  Also disclose the capital ratio comparisons between actual September 30, 2009 and those required under the MOU for the Bank.

Response:  Pages 12 and 13 of the Prospectus have been revised in response to this comment to reflect the material terms of the memorandum of understanding and the supervisory letter directive.

9.           Revise the second paragraph to disclose the amount of brokered deposits and the percent of brokered deposits to total deposits as of June 9 and September 30, 2009, respectively.

Response:  The second paragraph of this risk factor on page 12 of the Prospectus has been revised in response to this comment to indicate the amount of brokered deposits held by Riverview at June 9, 2009 and September 30, 2009.

10.           Revise to disclose if the Bank or Company has sought approval from the OTS under any of the MOU’s or Directive’s and been denied.  If so, briefly describe.

Response:  Please be supplementally advised that no approval for any action under any of the MOUs or the Directive have been requested from the OTS.

Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
December 10, 2009

Our real estate construction and land acquisition… page 14

11.           Revise to update with September 30, 2009 numbers.

Response:  This risk factor on pages 13 and 14 of the Prospectus has been revised in response to this comment and now includes the September 30, 2009 information.

The level of our commercial real estate… page 15

12.           We note that you state that you have implemented policies and procedures with respect to your commercial real estate loan portfolio consistent with joint guidance on sound risk management practices for financial institutions with concentrations in commercial real estate lending.  Please provide a brief summary of the guidance.  In addition, disclose the actual percentages at September 30, 2009.

Response:  Pages 14 and 15 of the Prospectus has been revised in response to this comment to provide a brief summary of the joint regulatory guidance on sound risk management practices for financial institutions with concentrations in commercial real estate lending.

Fluctuating interest rates can adversely affect our profitability, page 18

13.           Please revise to separate the last paragraph of this sub-section into a separate risk factor.

Response:  Page 18 of the Prospectus has been revised in response to this comment to make the last paragraph a separate risk factor.

Use of Proceeds, page 26

14.           Please revise to provide the approximate amount intended to be used for each purpose you describe in this section.

Response: Pages 8 and 26 of the Prospectus have been revised in response to this comment to provide the approximate amount of the offering proceeds that is intended to be used for each purpose described.

15.           Please tell us whether the proceeds will be used towards complying with the two memoranda of understanding and the supervisory letter directive issued by the OTS.

Response:  It is not anticipated that the proceeds from the offering will be used towards complying with the memoranda of understanding and the OTS supervisory letter as, prior to the offering, the Bank was in compliance with the capital requirements of the Bank’s MOU.

Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
December 10, 2009

No Sales of Similar Securities, page 34

16.           We note that you state you and your executive officers and directors have entered into lock-up agreements with the Underwriter.  Please create a risk factor in which you describe the lock-up period and disclose the risks that the price of shares may decline once the lock-up period expires.

Response:  We respectively submit that no risk factor related to shares eligible for future sale is appropriate.  The lock-up agreements are standard for this type of follow on offering and the referenced individuals have had years during which they could have sold their common stock if desired.  Riverview is unaware of any change in their investment intent that would be influenced by the absence of a lock-up agreement.

Indemnification and Contribution, page 34

17.           Please describe the liabilities which you have agreed to indemnify the underwriter and its affiliates and controlling persons against.

Response: Page 35 of the Prospectus has been revised in response to this comment to indicate that the indemnification of the underwriter and its affiliates and controlling persons by Riverview will include liabilities under the Securities Act of 1933.

Price Stabilizations and Short Positions, page 35

18.           Please revise to confirm that you will comply with Regulation M.

Response:  Please be supplementally advised that the Registrant will comply with Regulation M and additional disclosure has been added on page 35 of the Prospectus.

Exhibit 5.1

19.           It is inappropriate to assume that the registration statement and any amendments thereto will comply with all applicable laws and the registration statement will comply with all applicable laws at the time the common stock is offered.  Please revise.

Response:  Exhibit 5.1 has been revised in response to this comment.

20.           You may not limit your legality opinion to only statutory law.  Please revise.

Response:  Exhibit 5.1 has been revised in response to this comment.

Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
December 10, 2009

Form 10-K for Fiscal Year Ended March 31, 2009
Form 11.  Executive Compensation, page 95
Compensation Discussion and Analysis, page 10 on Definitive Proxy Statement on Schedule 14A

21.           Please tell us why you have not disclosed the performance targets utilized in determining incentive compensation for your named executive officers for the fiscal year ended March 31, 2009.  For example, you have not disclosed the specific targets for profit, loan production, deposit growth and efficiency that were used as bases for awarding incentive compensation to your named executive officers.  To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion.  In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.  Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Response:  Please be supplementally advised that the performance targets are disclosed on page 12 of the definitive proxy statement which reads:

“For the fiscal year ended March 31, 2009, the performance goals for the named executive officers, with the exception of John A. Karas, consisted of profit, loan growth, deposit growth and efficiency ratio.  The actual financial performance goals for all the named executive officers except for Mr. Karas were profit of $9.2 million, loan production of $300 million, deposit growth of $18.5 million and an efficiency ratio of 62%.  Mr. Karas’ actual financial performance goals for the Riverview Asset Management Corp. plan based awards were total revenue of $2.5 million and before tax profit of $930,000.   The weights assigned to each performance goal vary by position, as shown in the table below: [table omitted]

Mr. Karas, who is the President and Chief Executive Officer of Riverview Asset Management Corp., had 2009  performance goals that consisted of profit, weighted at 70%, and revenue, weighted at 30%. For all of the named executive officers, the goals had performance modifiers that ranged from zero to two times salary at risk.”

Form 10-Q for Period Ended June 30, 2009
Exhibit 31.1, Exhibit 31.2 and Exhibit 32

22.           In future filings, please tag and file these certifications as exhibits.

Response:  These certificates will be filed as exhibits in accordance with Rule 601 of Regulation S-K in future filings.

* * * * *

Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
December 10, 2009

Additionally, in response to the Staff’s request, the Registrant acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We will provide requests from Riverview for acceleration of the effective date of the registration statement as soon as the Staff is prepared to receive it.

We appreciate the Staff’s assistance in reviewing Amendment Number 1, and request that the Staff direct any questions with respect to these responses to the undersigned.

Very truly yours,

/s/John F. Breyer, Jr.

John F. Breyer, Jr.

JFB/ktr/1136
cc:           Michael R. Clampitt, Senior Attorney, Mail Stop 4561
Allicia Lam, Staff Attorney, Mail Stop 4720
Patrick Sheaffer, Chief Executive Officer, Riverview Bancorp, Inc.
Ronald A. Wysaske, President and Chief Operating Officer, Riverview Bancorp, Inc.
Kevin J. Lycklama, Chief Financial Officer, Riverview Bancorp, Inc.